       Campbell Resources Inc.
PRESS RELEASE
For immediate release
Campbell Resources confirms the expansion of a mineralized zone at copper rand
Montreal, May 1 2008 - Campbell Resources Inc. (TSX: CCH, OTC Bulletin Board: CBLRF) today reported that its in-depth drilling program at the Copper Rand mine confirms the expansion of a mineralized zone that runs parallel to the main ore body now developed to the 4,850 foot level. This new zone is situated 55 feet south of this main ore body and is currently under development.
“These drilling results are extremely significant as they add a new dimension to the main ore body that we are currently developing at the Copper Rand mine,” said André Fortier, Campbell’s President and Chief Executive Officer. “The width and extent of this mineralized zone make it more attractive for Campbell to continue the ramp down to the 5000 foot level at the mine and continue with our exploration program at depth.”
Hole 469 R 151, with a core length of 8 feet, returned cut grades of 3.54% Cu and 0.036 oz. Au/t at 5,000 feet. Hole 469 R 152, at a lateral distance of 71 feet from Hole 469 R 151, has a core length of 18.9 feet and returned cut grades of 4.62% Cu and 0.050 oz. Au/T at the 5,060 foot level.
This mineralized zone had been identified in previous drillings above level 4790, but the results obtained at that time did not convey the importance and potential of the zone.
Campbell will continue drilling in the area to further define the extent of the mineralized zone and to establish estimated yield.
The qualified person, Valère Larouche, ing.-geologist, is the Chief Geologist for Campbell Resources Inc. Analysis was conducted at the Campbell Resources laboratory in Chibougamau, Quebec.
Campbell Resources Inc. concentrates on the development and exploitation of copper and gold mining properties in the Chibougamau region of Quebec. The geographical grouping of its operations allows the Company to realize economies of scale and to focus development within access to existing infrastructures. Campbell’s main operations include the Copper Rand and Merrill mines, the Corner Bay project and the Copper Rand mill. The Company’s headquarters are located in Montreal, Quebec.
Certain information contained in this release contains “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20-F for the year ended December 31, 2007. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

For more information :

Campbell Resources Inc.	Renmark Financial Communications Inc.
André Fortier, President and Chief Executive Officer	Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037	John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764	Tel.: 514-939-3989
afortier@campbellresources.com	Fax: 514-939-3717
www.renmarkfinancial.com